Exhibit 99.1

TuanChe Announces Plan to Strategically Expand into Electric Vehicle Manufacturing Sector

BEIJING, Jan. 5, 2022 /PRNewswire/ -- TuanChe Limited ("TuanChe" or the "Company") (NASDAQ: TC), a leading integrated automotive marketplace in China, today announced its strategic plan to establish a new electric vehicle (EV) business line including a design, R&D and manufacturing team and expand its business into EV manufacturing.

Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe, commented: "As consumers are increasingly receptive of electric vehicles, underpinned by favorable policies, accelerated establishment of infrastructure and increasingly refined technologies in the EV industry, we are excited at our plan to announce that we will further broaden our business scope into electric vehicle manufacturing and position the Company to capitalize on future consumer demand. To better implement this expansion strategy and secure our future success in EV manufacturing, we will leverage our current innovative business model and the tremendous scale of our customer base and harness our extensive automotive consumer insights as well as our leading auto sales capabilities and sales network spanning from first tier cities to provincial counties nationwide. Through seamlessly integrating our existing platform with a top tier electric vehicle design, R&D and manufacturing team we are building, and in-depth cooperation with potential strategic partners, we believe this strategic expansion will drive significant synergistic value and ensure we secure an important stake in the EV revolution."

TuanChe is holding open discussions with potential strategic partners and the Company will announce any progress of major business transactions, if any, in a timely manner.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's business plans, development and business outlook, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Investor Relations

Tel: +86 (10) 6397-6232

Email: ir@tuanche.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: tuanche@tpg-ir.com

Yang Song

Tel: +86 (10) 6508-0677

Email: tuanche@tpg-ir.com